UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number 1-8036

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WEST PHARMACEUTICAL SERVICES, INC.
530 HERMAN O. WEST DRIVE
EXTON, PA 19341
610-594-2900

REQUIRED INFORMATION

Items
1 to 3.	Not required; see Item 4 below.

4.	The following are furnished for the Plan:

(a) The West Contract Manufacturing Savings and Retirement Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is, therefore, filing Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

(b) A written consent of the accountant.

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
For the Years Ended December 31, 2016 and 2015

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
West Contract Manufacturing Savings and Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the West Contract Manufacturing Savings and Retirement Plan (the “Plan”) (formerly known as the Tech Group Puerto Rico Savings and Retirement Plan), as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan's control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of West Contract Manufacturing Savings and Retirement Plan's financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects, in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
June 23, 2017

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
Assets:

Investments:
Investments at fair value (Note D)	$3,619,007	$3,176,760
Plan interest in Master Trust (Note C)	104,648	70,897
Total investments	3,723,655	3,247,657

Receivables:
Employer contributions	1,958	2,440
Notes receivable from participants	261,501	257,342
Total receivables	263,459	259,782

Total assets	3,987,114	3,507,439

Liabilities:
Excess contributions payable	11,300	9,866

Net assets available for benefits	$3,975,814	$3,497,573

The accompanying Notes are an integral part of these statements.

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Additions:
Investment income:
Interest and dividend income	$110,948	$98,108
Net appreciation (depreciation) in fair value of investments	181,571	(114,075)
Plan interest in Master Trust net investment income	29,616	6,929
Net investment income (loss)	322,135	(9,038)

Interest income on notes receivable from participants	10,508	10,716

Contributions:
Employer	129,374	139,620
Participant	201,743	214,416
Rollovers	—	14,145
Total contributions	331,117	368,181

Total additions	663,760	369,859

Deductions:
Benefits paid	180,143	251,995
Plan expenses	5,376	5,700
Total deductions	185,519	257,695

Net increase	478,241	112,164

Net assets available for plan benefits:
Beginning of the year	3,497,573	3,385,409
End of the year	$3,975,814	$3,497,573

The accompanying Notes are an integral part of these statements.

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE A - Description of Plan

The following description of the West Contract Manufacturing Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s current provisions.

General
The Plan is a defined contribution plan that was established January 1, 1993, and subsequently amended. The Plan is available to eligible full-time employees of West Contract Manufacturing LLC (the “Employer”) (formerly known as (mfg.) Tech Group Puerto Rico LLC) who have completed three months of service and are at least eighteen years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is designed to comply with Section 1081.01(d) of the Puerto Rico Internal Revenue Code of 2011 (the “Code”), as amended. Effective November 30, 2016, the name of the Plan was changed from the “Tech Group Puerto Rico Savings and Retirement Plan” to the “West Contract Manufacturing Savings and Retirement Plan.”

Master Trust
Effective January 3, 2011, West Pharmaceutical Services, Inc. (the “Company” or “Plan Administrator”) entered into an agreement with Vanguard Fiduciary Trust Company (“VFTC”) to form a master trust (“Master Trust”) to hold certain investments of the Plan and the West Pharmaceutical Services, Inc. 401(k) Plan on a commingled basis, for investment purposes only. The sole investment in the Master Trust is common stock of the Company (the “West Stock Fund”). See Note C for more information regarding the Master Trust.

Contributions
Participants may contribute up to 50% of pre-tax annual compensation and 10% of after-tax annual compensation, provided such contributions do not exceed the limits of the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Employer matches 100% of the first 3% of base compensation that a participant contributes to the Plan and 50% of the next 2% of contributions.

Investments
The Plan offers mutual funds and the West Stock Fund as investment options for participants. The Company's Investment Committee periodically reviews and may make changes to the investment alternatives available.

Participants may change or transfer their investment options at any time. Participants may not allocate future contributions to, or make purchases into, the West Stock Fund if their current balance in the fund exceeds 20% of their total account balance. Employer matching contributions are invested according to the investment allocations made for participant contributions.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each account is self-directed and is credited with the participant's contribution, the Employer’s matching contribution and an allocation of Plan earnings (losses), and charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions and Employer matching contributions, plus earnings thereon.

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

Notes Receivable from Participants
Participants may borrow from their fund accounts a maximum amount equal to the lesser of $50,000 or 50% of the vested portion of their account balances. The loans are secured by the balance in the participant's account. Loan terms generally range from one to five years, except for loans to purchase a principal residence which may be repaid over fifteen years, and bear interest at the prevailing interest rate determined by the Plan Administrator on the date the loan is made. At December 31, 2016, the interest rate on outstanding loans ranged from 4.25% to 4.50%. At December 31, 2015, the interest rate on outstanding loans was 4.25%. Principal and interest are paid ratably through payroll deductions.

Benefits
Benefits are payable upon termination of a participant's employment, or termination of service due to death, disability or retirement. Participants may make annual in-service withdrawals in accordance with the provisions outlined in the Plan document. Generally, any benefit due shall be paid as soon as administratively feasible.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

Valuation of Investments and Income Recognition
The Plan's investments are stated at fair value. See Note D for discussion of fair value measurements, with the exception of the Master Trust, which is discussed in Note C. Purchases and sales of investments are recorded on a trade-date basis. The Plan presents in its statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of both realized and unrealized gains and losses.

Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Interest income is accrued when earned.

Payment of Benefits
Benefits are recorded when paid. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan document.

Plan Expenses
Administrative expenses of the Plan are paid jointly by participants and the Employer.

New Accounting Pronouncement
In February 2017, the Financial Accounting Standards Board issued guidance to clarify presentation requirements for an employee benefit plan's interest in a master trust. This guidance also requires more detailed disclosures of an employee benefit plan's interest in a master trust. Entities should apply these amendments retrospectively to each period for which financial statements are presented. This guidance is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. Management believes that the adoption of this guidance will not have a material impact on the Plan's financial statements.

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE C - Master Trust

As mentioned in Note A, a portion of the Plan’s investments are held in a Master Trust, commingled with assets of another Company-sponsored retirement plan. The sole investment in the Master Trust is the West Stock Fund.

The total fair value of the Master Trust's investment in the West Stock Fund, as of December 31, 2016 and 2015, was $45,767,757 and $37,069,515, respectively. The West Stock Fund is valued at the year-end unit closing price, which is comprised of the quoted market price of the Company stock plus an uninvested cash portion, which is considered a Level 1 fair value measurement.

The Plan’s share of the Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s interest in the net assets of the Master Trust was 0.23% and 0.19% as of December 31, 2016 and 2015, respectively.

The changes in net assets for the Master Trust for the years ended December 31 are as follows:

	2016	2015
Dividends	$284,996	$298,965
Net appreciation in fair value of common stock	14,345,703	4,577,347
Net investment income	14,630,699	4,876,312
Net transfers	(5,932,457)	(5,809,796)
Increase (decrease) in net assets	8,698,242	(933,484)
Net assets:
Beginning of year	37,069,515	38,002,999
End of year	$45,767,757	$37,069,515

NOTE D - Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The following fair value hierarchy classifies the inputs to valuation techniques used to measure fair value into one of three levels:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:
Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

The following tables summarize the Plan’s investments, excluding the Master Trust, that are measured at fair value on a recurring basis:

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2016
Mutual funds	$3,619,007	$—	$—	$3,619,007
Investments at fair value	$3,619,007	$—	$—	$3,619,007

				Balance at
	Basis of Fair Value Measurements			December 31,
	Level 1	Level 2	Level 3	2015
Mutual funds	$3,176,760	$—	$—	$3,176,760
Investments at fair value	$3,176,760	$—	$—	$3,176,760

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds: Valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year-end.

NOTE E - Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE F - Related Party Transactions

The Plan invests in shares of mutual funds, which are managed by VFTC, a subsidiary of The Vanguard Group, Inc. VFTC acts as custodian for these investments, as well as the West Stock Fund, as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, loans to participants qualify as party-in-interest transactions.

NOTE G - Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, participants' accounts will be distributed in accordance with the provisions of the Plan.

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

NOTE H - Tax Status

The Plan obtained its latest determination letter on September 17, 1993, in which the Puerto Rico Department of Treasury (“Treasury”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. On July 15, 2014, the Plan Administrator filed a request for a determination letter from the Treasury on the amended Plan, and is currently awaiting a response.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or Treasury. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2016, there were no uncertain positions taken or expected to be taken that require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations prior to 2013.

WEST CONTRACT MANUFACTURING
SAVINGS AND RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

	PLAN EIN: 86-0640193
	PLAN NUMBER: 001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Templeton Foreign Fund R6	Mutual Fund	**	$241,561
*	Vanguard Capital Opportunity Fund Admiral Shares	Mutual Fund	**	413,461
*	Vanguard Explorer Fund Admiral Shares	Mutual Fund	**	150,538
*	Vanguard Extended Market Index Fund Institutional Shares	Mutual Fund	**	327,820
*	Vanguard Growth and Income Fund Admiral Shares	Mutual Fund	**	39,195
*	Vanguard Institutional Index Fund	Mutual Fund	**	374,256
*	Vanguard Institutional Target Retirement 2010 Fund	Mutual Fund	**	113,782
*	Vanguard Institutional Target Retirement 2015 Fund	Mutual Fund	**	12,315
*	Vanguard Institutional Target Retirement 2020 Fund	Mutual Fund	**	472,157
*	Vanguard Institutional Target Retirement 2025 Fund	Mutual Fund	**	67,989
*	Vanguard Institutional Target Retirement 2030 Fund	Mutual Fund	**	74,881
*	Vanguard Institutional Target Retirement 2035 Fund	Mutual Fund	**	36,482
*	Vanguard Institutional Target Retirement 2040 Fund	Mutual Fund	**	45,558
*	Vanguard Institutional Target Retirement 2045 Fund	Mutual Fund	**	57,951
*	Vanguard Institutional Target Retirement 2050 Fund	Mutual Fund	**	4,823
*	Vanguard Institutional Target Retirement 2055 Fund	Mutual Fund	**	1,322
*	Vanguard Institutional Target Retirement 2060 Fund	Mutual Fund	**	257
*	Vanguard Institutional Target Retirement Income Fund	Mutual Fund	**	119,740
*	Vanguard Morgan Growth Fund Admiral Shares	Mutual Fund	**	192,989
*	Vanguard Prime Money Market Fund	Mutual Fund	**	182,714
*	Vanguard Total Bond Market Index Fund Institutional Shares	Mutual Fund	**	346,597
*	Vanguard Wellington Fund Admiral Shares	Mutual Fund	**	88,836
*	Vanguard Windsor II Fund Admiral Shares	Mutual Fund	**	195,156
*	William Blair Value Discovery Fund	Mutual Fund	**	58,627
*	West Stock Fund	Master Trust	**	104,648
*	Participant Loans	4.25% - 4.50%	$0	261,501
				$3,985,156

*	Party-in-interest
**	Cost has been omitted, as investment is participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WEST CONTRACT MANUFACTURING SAVINGS AND RETIREMENT PLAN

By: /s/ William J. Federici
William J. Federici
Senior Vice President and Chief Financial Officer
Plan Administrator

Date:  June 23, 2017

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm